July 9, 2024

Kam Choy Ho
Chief Executive Officer
TMD Energy Ltd
B-10-06,Block B, Plaza Mont Kiara
No. 2, Jalan Kiara, Mont Kiara
50480 Kuala Lumpur
Wilayah Persekutuan, West Malaysia

       Re: TMD Energy Ltd
           Draft Registration Statement on Form F-1
           Submitted June 11, 2024
           CIK No. 0002009714
Dear Kam Choy Ho:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted on June 11, 2024
Cover Page

1. We note your disclosure that "[w]e intend to apply to list our Ordinary Shares on the
       [NYSE American/Nasdaq Capital Market] under the symbol    [*]   . There
is no assurance
       that such application will be approved, and if our application is not approved, this offering may not be completed." However, on page 134 you state "[h]owever, we will not complete this offering unless we are so listed." Please revise your cover page to disclose more clearly whether this offering is contingent upon the final approval of your NYSE
       American/Nasdaq Capital Market listing.
2. Here, and on pages 9 and 21 where you discuss being a controlled company, please revise
       to state that Dato    Sri Kam Choy Ho, your chairman of the board and
Chief Executive
       Officer, also is the group managing director of Straits Energy Resources Berhad, and that
 July 9, 2024
Page 2

       two of your other directors also are directors of Straits. Include this disclosure in the
       Related Party Transactions section of your prospectus, as well, or tell us why you are not required to do so. Refer to Item 7.B of Form 20-F.
Businesses we may acquire in the future will expose us to increased operating risks., page 12

3. We note here and elsewhere in your filing disclosure concerning potential future acquisitions. Please disclose whether any such acquisitions are currently planned.
We depend on a limited number of suppliers, ..., page 13

4. Please clarify your statement that you are dependent on a limited number of suppliers of refined marine fuel products by disclosing the actual number of suppliers on which you rely. Include a relevant discussion of this issue in the Business section, as well. Refer to
       Items 3D and 4.B.6 of Form 20-F.
Use of Proceeds, page 48

5. We note your disclosure that you will use "[a]pproximately 75% for purchase of cargo."
       Please revise to state, if true, that you will use 75% of the proceeds for the purchase of cargo oil.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
59

6. Please describe, and quantify to the extent possible, any known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenue or results of operations. In this regard, for example, we note that income from operations dropped 41.9% from 2022 to 2023. Also revise to clarify whether inflation has had or is expected to have a material impact on your operations and results.
7.     If material, please expand upon the impacts of Russia   s invasion of
Ukraine on your
       business. Consider material impacts of sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls as a result of the invasion; import or export bans on products or commodities, including energy from Russia, as a result of the invasion; and supply chain disruptions as a result of the invasion.
Internal control, page 60

8. We note your statement that "[t]he Company acknowledge that it has shortcomings in its internal control over its financial reporting and hope that it will have sufficient and adequate resources to have proper and adequate internal control procedures and policies."
       Please clarify your disclosure to state whether you are implementing a plan to remediate your shortcomings in your internal control over financial reporting, and advise us why you believe these shortcomings do not represent a material weakness of internal controls over your financial reporting.
 July 9, 2024
Page 3
Cash Flows & Working Capital
Cash Flows, page 70

9. Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in operating cash flows.
       Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 5.B of Form 20-F, in particular the introductory paragraph thereof and instructions 1 and 9 of the instructions to Item
5.
Liquidity & Capital Resources, page 70

10. Please discuss your material cash requirements, including commitments for capital expenditures and purchase commitments at December 31, 2023 and the anticipated sources of funds needed to satisfy such requirements. Refer to Item 5.B.3 of Form 20-F.
Management
Compensation of Directors and Executive Officers, page 99

11. Please tell us why you have not included compensation disclosure regarding your chief financial officer. Refer to Item 6.B of Form 20-F.
Related Party Transactions, page 101

12. Please revise to identify the related parties in the "Nature" column of the table.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Property, Plant and Equipment, page F-12

13. Please disclose the estimated useful lives for docking fees as included in your schedule of
       Property, Plant and Equipment in Note 6 on page F-18. If docking fees are included in dry-docking expenditures in your policy footnote, revise your disclosure accordingly.
Note 3 - Accounts Receivable, net, page F-17

14. Please disclose the significant payment terms of your contracts. In addition, provide a rollforward of the allowance for credit losses. Refer to ASC 606-10-50-12b and ASC 326-
       20-50-13.
Note 5 - Other receivables and current assets, page F-17

15. Please disclose any restrictions on deposits held with financial institutions for bank guarantees extended to third party supplier, cargo deposit paid to third party supplier for upgrading of payment term, deposit paid to third party contingent suppliers for supply of fuel oil. Also, please disclose any restrictions on cash and cash equivalents held for similar purposes. Refer to Rule 5-02.1 of Regulation S-X.
Note 8 - Related party transactions, page F-19

16. Please explain your rationale, citing specific guidance used, for recognizing a receivable from the gain contingency related to Raja Ismail Bin Raja Mohamed (Raja Ismail) for
 July 9, 2024
Page 4

       reimbursable legal fees incurred by Tumpuan Megah, one of your subsidiaries, which is recoverable against Raja Ismail by Straits of $1,469,762 for the reimbursement of legal fees. Refer to SAB Topic 5:T.
Note 15 - Commitments and Contingencies, page F-25

17. Please explain your rationale, citing the specific guidance used, for not recognizing the potential liabilities of Tumpuan Megah in a legal proceeding for disputes over financing agreements, gas oil supply contracts, and enforcement attempts of an English judgment against it for amounts beyond those indemnified under an agreement with Straits. Refer to
       ASC 450-20 and SAB Topic 5:T.
General

18. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. Please contact Robert Shapiro at 202-551-3273 or Joel Parker at
202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services